SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G


                     Under the Securities Exchange Act of 1934
                               (Amendment No. 5)


                           InterCounty Bancshares, Inc.
------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
------------------------------------------------------------------------------
                          (Title of Class of Securities)


                                  45865 E 10 8
------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 1998
------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ x ]   Rule 13d-1(b)
      [   ]   Rule 13d-1(c)
      [   ]   Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   45865 E 10 8
            ------------
                                  13G

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The National Bank and Trust Company

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)
                                                              ----
                                                           (b)
                                                              ----

3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

                         5     SOLE VOTING POWER

     NUMBER OF                 207,116
      SHARES
   BENEFICIALLY          6     SHARED VOTING POWER
      OWNED
     BY EACH                   16,654
    REPORTING
     PERSON              7     SOLE DISPOSITIVE POWER
      WITH
                               73,354

                         8     SHARED DISPOSITIVE POWER

                               678,040

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      751,394

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

      -----

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      23.6%

12    TYPE OF REPORTING PERSON*

      BK

CUSIP No.   45865 E 10 8
            ------------
                                  13G

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      InterCounty Bancshares, Inc., Employee Stock Ownership Plan

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)
                                                              ----
                                                           (b) X
                                                              ----

3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

                         5     SOLE VOTING POWER

     NUMBER OF                 -0-
      SHARES
   BENEFICIALLY          6     SHARED VOTING POWER
      OWNED
     BY EACH                   -0-
    REPORTING
     PERSON              7     SOLE DISPOSITIVE POWER
      WITH
                               -0-

                         8     SHARED DISPOSITIVE POWER

                               661,386

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      661,386

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

      -----

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      20.8%

12    TYPE OF REPORTING PERSON*

      EP

Item 1(a).     Name of Issuer:
---------
               InterCounty Bancshares, Inc.


Item 1(b).     Address of Issuer's Principal Executive Offices:
---------
               48 N. South Street
               Wilmington, Ohio  45177


Item 2(a).     Name of Persons Filing:
---------
               The National Bank and Trust Company

               InterCounty Bancshares, Inc., Employee Stock Ownership Plan


Item 2(b).     Address of Principal Business Office or, if none,
---------      Residence:

               The National Bank and Trust Company
               48 N. South Street
               Wilmington, Ohio  45177


Item 2(c).     Citizenship:
---------
               The National Bank and Trust Company:  Organized under the
                  laws of the United States

               InterCounty Bancshares, Inc., Employee Stock Ownership Plan:
                  Organized in Ohio


Item 2(d).     Title and Class of Securities:
---------
               Common Stock


Item 2(e).     CUSIP Number
---------
               45865 E 10 8


Item 3.        If this statement is filed pursuant to Rules 13d-1(b),
------         or 13d-2(b) or (c), check whether the person filing is a:

               (a)[   ]  Broker or Dealer registered under Section 15 of
                         the Act (15 U.S.C. 78o).

               (b)[ X ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

               (c)[   ]  Insurance Company as defined in section 3(a)(19)
                         of the Act (15 U.S.C. 78c).

               (d)[   ]  Investment Company registered under section 8 of
                         the Investment Company Act of 1940 (15 U.S.C. 80a-8).

               (e)[   ]  An investment adviser in accordance with section
                         240.13d-1(b)(1)(ii)(E).

               (f)[ X ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

               (g)[   ]  A parent holding company or control person in
                         accordance with section 240.13d-1(b)(1)(ii)(G).

               (h)[   ]  A savings association as defined in Section 13(b) of
                         the Federal Deposit Insurance Act (12 U.S.C. 1813).

               (i)[   ]  A church plan that is excluded from the definition of
                         an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

               (j)[   ]  A group, in accordance with section 240.13d-1
                         (b)(1)(ii)(J)


Item 4.        Ownership:
------
               At December 31, 1998, there were 661,386 common shares of InterCounty Bancshares, Inc., owned by the InterCounty Bancshares, Inc., Employee Stock Ownership Plan (the "Plan"). The National Bank and Trust Company (the "Bank") is the trustee of the Plan. Under the terms of the Plan and the Trust Agreement, the trustee votes all of the shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated. With respect to unallocated shares and allocated shares with respect to which no instructions have been received, the trustee shall vote such shares in the trustee's discretion.
               As of December 31, 1998, 527,624 shares were allocated to Plan participants.

               The trustee has limited power to dispose of the Plan shares, as set forth in the Plan and the Trust Agreement, such as in order to pay participants or to diversify accounts at participant direction or if no funds are otherwise provided to pay expenses of the Plan. The Trustee is directed by the Plan to invest Plan assets primarily in shares of InterCounty Bancshares, Inc.

               The Bank also holds additional shares as Trustee of various other trusts.

Item 5.        Ownership of Five Percent or Less of a Class:
------
               Inapplicable

Item 6.        Ownership of More Than Five Percent on Behalf of Another Person:
------
               Inapplicable

Item 7.        Identification and Classification of the Subsidiary Which
------         Acquired the Security Being Reported on by the Parent Holding
               Company:

               Inapplicable

Item 8.        Identification and Classification of Members of the Group:
------
               Inapplicable

Item 9.        Notice of Dissolution of Group:
------
               Inapplicable

Item 10.       Certification:
-------
                    By signing below, I certify that, to the best of my
               knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature:

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               THE NATIONAL BANK AND TRUST COMPANY


February 12, 1999              By   /s/ Charles L. Dehner
-------------------------           --------------------------------------
Date                                Charles L. Dehner
                                     its Executive Vice-President


                               INTERCOUNTY BANCSHARES, INC.,
                                 EMPLOYEE STOCK OWNERSHIP PLAN

February 12, 1999              By The National Bank and Trust Company, Trustee
-------------------------
Date
                               By   /s/ Charles L. Dehner
                                    --------------------------------------
                                    Charles L. Dehner
                                     its Executive Vice-President

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